# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Theravance Biopharma, Inc., CIK 0001583107
CUSIP: G8807B106
Title of class of securities: Ordinary Share $0.00001 Par Value
Address of issuer's principal executive offices: Ugland House, South Church Street, George Town, Cayman Islands (E9), KY1-1104
Date of event which requires filing of this statement: 03/23/2026
Filed by CIK 0001357550
Persons authorized to receive notices and communications: Weiss Asset Management LP, c/o Mary Merrigan, 222 Berkeley St., 16th Floor, Boston, Massachusetts (MA), 02116, (617) 778-7775

## Reporting persons
- Weiss Asset Management LP (CIK 0001357550): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,457,060; sole dispositive power 0; shared dispositive power 7,457,060; aggregate amount beneficially owned 7,457,060 (14.5% of the class)
  Comment: Row 8, 10, 11, and 13: Please see Item 5.
- BIP GP LLC (CIK 0001298983): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,628,074; sole dispositive power 0; shared dispositive power 4,628,074; aggregate amount beneficially owned 4,628,074 (9% of the class)
  Comment: Row 8, 10, 11, and 13: Please see Item 5.
- WAM GP LLC (CIK 0001504664): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,457,060; sole dispositive power 0; shared dispositive power 7,457,060; aggregate amount beneficially owned 7,457,060 (14.5% of the class)
  Comment: Row 8, 10, 11, and 13: Please see Item 5.
- Andrew M. Weiss (CIK 0001357643): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 7,457,060; sole dispositive power 0; shared dispositive power 7,457,060; aggregate amount beneficially owned 7,457,060 (14.5% of the class)
  Comment: Row 8, 10, 11, and 13: Please see Item 5.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Share $0.00001 Par Value
Name of issuer: Theravance Biopharma, Inc.
Address of issuer's principal executive offices: Ugland House, South Church Street, George Town, Cayman Islands (E9), KY1-1104
Comment: This Amendment No. 3 (this "Amendment") to Schedule 13D amends the Schedule 13D initially filed on April 12, 2023, (as amended prior to the date hereof, the "Prior Schedule 13D" and, as so amended by this Amendment, the "Schedule 13D") with respect to the items set forth below. Capitalized terms used without definition in this Amendment have the meanings assigned to them in the Prior Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The percentages set forth above have been calculated based on 51,492,924 shares of the Issuer's Shares issued and outstanding as of February 28, 2026, as reported in the Issuer's Form 10-K, filed with the SEC on March 23, 2026. Each of the Reporting Persons disclaims beneficial ownership of all of the Shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D/A shall not be deemed an admission of beneficial ownership of any Shares for any purpose.

4,628,074 Shares, representing approximately 9.0% of the outstanding shares of the Issuer, are held by BIP. BIP GP LLC is the general partner of BIP. Weiss Asset Management LP is the investment manager of BIP. Dr. Weiss is the managing member of WAM GP LLC and in such capacity has the power to vote and dispose of such Shares.

2,828,986 Shares, representing approximately 5.5% of the outstanding shares of the Issuer, are held by BGO. Weiss Asset Management LP is the investment manager of BGO. Dr. Weiss is the managing member of WAM GP LLC and in such capacity has the power to vote and dispose of such Shares.

See cover page above for the aggregate number and percentage beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5 (a).
Transactions in the class effected during the past sixty days: The Reporting Persons did not effect any transactions in the Issuer's Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Weiss Asset Management LP: Mary Merrigan, MARY MERRIGAN, AUTHORIZED SIGNATORY (03/25/2026)
- BIP GP LLC: Mary Merrigan, MARY MERRIGAN, AUTHORIZED SIGNATORY (03/25/2026)
- WAM GP LLC: Mary Merrigan, MARY MERRIGAN, AUTHORIZED SIGNATORY (03/25/2026)
- Andrew M. Weiss: Mary Merrigan, MARY MERRIGAN, ATTORNEY-IN-FACT FOR ANDREW M. WEISS*** (03/25/2026)
Comment: *** Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Form 13G/A filed by Weiss Asset Management LP on February 3, 2023 in respect of its holding in DEEP MEDICINE ACQUISITION CORP.